                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. )*

                           Bolle Inc.
                         (Name of Issuer)

                   Common Stock, $0.01 par value
                   (Title of Class of Securities)

                             097937106
                          (CUSIP Number)

                            Joel Frank
                       OZ Management, L.L.C.
                  153 E. 53rd Street, 44th Floor
                       New York, New York 10022
                           212-292-5956
         (Name, Address, and Telephone Number of Person
       Authorized to Receive Notices and Communications)


                       January 29, 1999
     (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box [x].


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    OZ Management, L.L.C.


2.  CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP
    (SEE INSTRUCTIONS)                                  (a) [ ]
                                                          (b) [ ]

3.  SEC USE ONLY



4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

    AF

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(D) OR 2(E)                        [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

7.  SOLE VOTING POWER

    0 Shares

8.  SHARED VOTING POWER

    1,821,388 Shares (including 1,333,333 Shares issuable on conversion of Subordinated Convertible Notes)

9.  SOLE DISPOSITIVE POWER

    0 Shares


10. SHARED DISPOSITIVE POWER

    1,821,388 Shares (including 1,333,333 Shares issuable on conversion of Subordinated Convertible Notes)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,821,388 Shares (including 1,333,333 Shares issuable on conversion of Subordinated Convertible Notes)


12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)



13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    22.1%

14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


    OO

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     OZ Master Fund, Ltd.


2.   CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                  (a) [ ]
                                                         (b) [ ]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(D) OR 2(E)                           [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands


7.  SOLE VOTING POWER

    0 Shares


8.  SHARED VOTING POWER

    1,581,388 Shares (including 1,333,333 Shares issuable on conversion of Subordinated Convertible Notes)


9.  SOLE DISPOSITIVE POWER

    0 Shares


10. SHARED DISPOSITIVE POWER

    1,581,388 Shares (including 1,333,333 Shares issuable on conversion of Subordinated Convertible Notes)


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,581,388 Shares (including 1,333,333 Shares issuable on conversion of Subordinated Convertible Notes)


12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)



13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    19.2%


14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    CO

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Och-Ziff Capital Management, L.P.


2.   CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                  (a) [ ]
                                                         (b) [ ]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC


5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(D) OR 2(E)                           [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware


7.  SOLE VOTING POWER

    0 Shares

8.  SHARED VOTING POWER

    240,000 Shares

9.  SOLE DISPOSITIVE POWER

    0 Shares


10. SHARED DISPOSITIVE POWER

    240,000 Shares


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    240,000 Shares


12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)



13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.9%


14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    PN

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Och-Ziff Associates, L.L.C.


2.   CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                  (a) [ ]
                                                         (b) [ ]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC


5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(D) OR 2(E)                           [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware


7.  SOLE VOTING POWER

    0 Shares

8.  SHARED VOTING POWER

    240,000 Shares

9.  SOLE DISPOSITIVE POWER

    0 Shares


10. SHARED DISPOSITIVE POWER

    240,000 Shares


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    240,000 Shares


12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)



13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.9%


14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    OO

    This Statement on Schedule 13D relates to shares of Common Stock, par value $0.01 per share (the "Shares"), of Bolle Inc., a Delaware corporation (the "Company"). This Statement is being filed by the Reporting Persons (as defined herein) to report a recent acquisition of Shares of the Company as a result of which the Reporting Persons may be deemed to be the beneficial owners of more than 20% of the outstanding Shares, requiring the filing of this Statement in lieu of the Statement on Schedule 13G, dated June 1, 1998, previously filed by the Reporting Persons.


Item 1.  Security and Issuer

    This Statement relates to the Shares. The Company has its principal executive offices at 555 Theodore Fremd Avenue, Suite B 302, Rye, New York 10580.


Item 2.  Identity and Background

      This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

    i) OZ Management, L.L.C., a Delaware limited liability company ("OZ Management");

    ii) OZ Master Fund, Ltd., a Cayman Islands exempted limited company ("OZ Master Fund");

     iii) Och-Ziff Capital Management, L.P., a Delaware limited partnership ("Och-Ziff Capital Management");

     iv) Och-Ziff Associates, L.L.C., a Delaware limited liability company ("Och-Ziff Associates").

      This Statement relates to Shares held directly for the accounts of OZ Master Fund and Och-Ziff Capital Management, and to Shares issuable on conversion of 0% Convertible Subordinated Notes, due May 29, 2002 (the
"Notes") registered in the name of OZ Master Fund.   Neither the present
filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a "person" for any purposes other than
Section 13(d) of the Securities Exchange Act of 1934 or that the Reporting Persons constitute a "group" for any purpose.

    a. OZ Management. OZ Management serves as the investment manager for OZ Master Fund and Och-Ziff Capital Management. Daniel S. Och, an individual resident of New York and a U.S. citizen, with his principal address c/o OZ Management, is the managing member of OZ Management. The principal business address of OZ Management is 153 E. 53rd Street, 43rd Floor, New York, New York 10022.

    b. OZ Master Fund. OZ Master Fund serves as a master fund to which may be contributed a significant portion or possibly all of the assets of (i) OZ Overseas Fund, Ltd., an exempted company incorporated under the laws of the Cayman Islands to operate as a private investment fund, and (ii) OZ Domestic Partners, L.P., a Delaware limited partnership operating as a private investment fund for U.S. investors. The principal business of OZ Master Fund is to invest, on margin or otherwise, in securities and other financial instruments of U.S. and foreign entities, including, without limitation, equity and equity-related securities, partnership interests, debt securities, currencies, commodities, derivative products, and other securities, and to sell any such securities short and cover such sales. The registered office of OZ Master Fund is c/o Goldman Sachs (Cayman) Trust, Limited, P.O. Box 896 G.T., Harbour Centre, Second Floor, North Church Street, George Town, Grand Cayman, Cayman Islands, B.W.I.

    c. Och-Ziff Capital Management. The principal business of Och-Ziff Capital Management is to make direct investments in marketable and private securities and to make indirect investments as a limited partner in partnerships that invest in securities. The address of the principal business and principal office of Och-Ziff Capital Management is Citicorp Center, 153 East 53rd Street, 43rd Floor, New York, New York 10022.

     d. Och-Ziff Associates. Och-Ziff Associates is the sole general partner of Och-Ziff Capital Management. As such, Och-Ziff Associates may be deemed to control Och-Ziff Capital Management. The principal business of Och-Ziff Associates is to serve as general partner of Och-Ziff Capital Management and related funds with similar investment objectives. Daniel S. Och is the managing member of Och-Ziff Associates. The principal business address of Och-Ziff Associates is Citicorp Center, 153 East 53rd Street, 43rd Floor, New York, New York 10022.

    e. In addition to the information given above with respect to the Reporting Persons, the following information is provided pursuant to Instruction C to Schedule 13D.

    OZ Overseas Fund, Ltd., an exempted company incorporated under the laws of the Cayman Islands, operates as a private investment fund, and may contribute some or all of its assets to OZ Master Fund. Its registered office is c/o Goldman Sachs (Cayman) Trust, Limited, P.O. Box 896 G.T., Harbour Centre, Second Floor, North Church Street, George Town, Grand Cayman, Cayman Islands, B.W.I. OZ Domestic Partners, L.P., a Delaware limited partnership, operates as a private investment fund for U.S. investors, and may contribute some or all of its assets to OZ Master Fund. Its principal business address is c/o OZ Management, 153 E. 53rd Street, 43rd Floor, New York, New York 10022.

    OZ Advisors, L.L.C., a Delaware limited liability company, serves as sole general partner to OZ Domestic Partners, L.P., and may be deemed to control OZ Domestic Partners, L.P. The principal business of OZ Advisors, L.L.C. is to serve as general partner of OZ Domestic Partners, L.P. and funds with similar investment objectives. Och-Ziff Associates serves as sole managing member of OZ Advisors, L.L.C., and may be deemed to control OZ Advisors, L.L.C.

      Daniel S. Och, an individual resident of New York and U.S. citizen is the managing member of OZ Management and the managing member of Och-Ziff Associates. His principal business is to serve as investment adviser. The principal business and principal office address for each of OZ Advisors, L.L.C., Och-Ziff Associates and Daniel S. Och is c/o OZ Management, 153 E. 53rd Street, 44th Floor, New York, New York 10022.

    The name, business address, present principal occupation or employment and citizenship of (i) each executive officer of OZ Management and (ii) each director and executive officer of OZ Master Fund, are set forth on Schedule I hereto and are incorporated herein by reference.

    The name, business address, present principal occupation or employment and citizenship of each director of OZ Overseas Fund, Ltd. is set forth in
Schedule II-A hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of (i) OZ Domestic Partners, L.P., (ii) OZ Advisors, L.L.C., the sole general partner of OZ Domestic Partners, L.P., and (iii) Och-Ziff Associates, the managing member of OZ Advisors, L.L.C., are set forth in Schedule II-B hereto and are incorporated herein by reference.


Item 3.  Source and Amount of Funds or Other Consideration

    OZ Master Fund acquired 248,055 Shares through open market purchases on January 29, 1999 at a purchase price of $503,862, and previously acquired a zero-coupon $7,000,000 Convertible Subordinated Note of the Company, convertible into 1,333,333 Shares, in a privately negotiated transaction closing on June 1, 1998, at a purchase price of $7,000,000. Such acquisitions were funded with working capital of OZ Master Fund. 240,000 Shares were previously acquired in open market purchases by Och-Ziff Capital Management from April 4, 1996 to May 12, 1998, at an aggregate purchase price of $887,184.98, also with working capital.

    Working capital of OZ Master Fund and Och-Ziff Capital Management in the normal course of their businesses is comprised of equity contributions of the shareholders of OZ Master Fund, or the partners of Och-Ziff Capital Management; their respective earnings from operations; and funds borrowed from banks and brokerage firm margin accounts and used for their businesses operations in general. None of the funds reported herein as working capital were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Shares. To the extent that Shares may be held in a margin account, they may be pledged along with other positions in such accounts as collateral security for the repayment of debit balances in the account. Because other securities are held in such accounts, however, it is not possible to determine the amount, if any, of margin used by OZ Master Fund or Och-Ziff Capital Management with respect to the Shares.

    None of the persons listed on Schedule I or II has contributed any funds or other consideration towards the purchase of any securities of the Company, except insofar as they may have partnership or other equity interests in any of the Reporting Persons, and may have made capital contributions to a Reporting Person.


Item 4.  Purpose of Transaction

    The Shares have been acquired by the Reporting Persons for investment purposes. Each Reporting Person expects to evaluate on an ongoing basis the Company's financial condition, business operations and prospects, the status of any business combination involving the Company, the market price of the Shares, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time acquire additional Shares or other securities convertible or exchangeable for Shares in public or private transactions; dispose of Shares or other securities in public or private transactions, including dispositions economically effected by short sales or options transactions; and/or enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the Shares or other securities. Any such transactions may be effected at any time and from time to time. To the knowledge of each Reporting Person, each of the persons listed on Schedules hereto may make the same evaluation and may reserve the same rights. In connection with their investment in the Company, the Reporting Persons expect from time to time to consult with management and other shareholders of the Company.

    Other than as discussed above, or as otherwise described in Item 6 of this Statement on Schedule 13D, the Reporting Persons currently have no plans to effect any of the transactions required to be described in Item 4 of
Schedule 13D.


Item 5.  Interest in Securities of the Issuer

    (a) - (b) Because of its investment advisory relationship with OZ
Master Fund and Och-Ziff Capital Management, OZ Management may be considered the beneficial owner of 1,821,388 Shares, comprised of (x) 1,333,333 Shares issuable on conversion of the Notes registered in the name of OZ Master Fund,
(y) 248,055 Shares purchased by OZ Master Fund on January 29, 1999, and (z) 240,000 Shares previously purchased by Och-Ziff Capital Management, representing approximately 22.1% of the Company's 8,226,527 Shares outstanding as of November 13, 1998. OZ Management shares the power to vote or direct the vote, and to dispose or to direct the disposition of, the Shares beneficially and directly owned, respectively, by OZ Master Fund and Och-Ziff Capital Management.

    OZ Master Fund may be considered the beneficial owner of (x) the 1,333,333 Shares issuable on conversion of the Notes registered in the name of OZ Master Fund, and (y) the 248,055 Shares purchased by it on January 29, 1999, representing approximately 19.2% of the Company's 8,226,527 Shares outstanding as of November 13, 1998. Och-Ziff Capital Management may be considered the beneficial owner of the 240,000 Shares of which it is record owner, representing approximately 2.9% of the Company's 8,226,527 Shares outstanding as of November 13, 1998. OZ Master Fund and Och-Ziff Capital Management share with OZ Management the power to vote or direct the vote, and to dispose or to direct the disposition of, the Shares beneficially and directly owned, respectively, by them.

     Because of its status as general partner of Och-Ziff Capital Management, Och-Ziff Associates may be considered the beneficial owner of the 240,000 Shares owned of record by Och-Ziff Capital Management, representing approximately 2.9% of the Company's 8,226,527 Shares outstanding as of November 13, 1998. In such capacity Och-Ziff Associates is considered to have shared voting and dispositive power over the 240,000 Shares beneficially and directly owned by Och-Ziff Capital Management.

    Each of the above calculations is based on outstanding Shares information derived from the Company's most recently filed Form 10-Q, after giving effect to Shares subject to options, warrants, rights or convertible securities owned by the Reporting Persons.

    (c) OZ Master Fund purchased 248,055 Shares in open market transactions on January 29, 1999, at an average cost of $2.013125 per Share. There were no other purchases or sales of the Shares by the Reporting Persons in the past sixty days. Shares acquired by the Reporting Persons prior to January 29, 1999 had been reported on a Schedule 13G dated June 1, 1998.

    None of the Reporting Persons, or to the knowledge of the Reporting Persons, any of the persons listed on Schedule I, beneficially owns any Shares other than as set forth herein.

    (d) No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by any Reporting Person.

     (e) Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      As purchaser under the Subordinated Convertible Note Purchase Agreement, dated as of May 29, 1998, OZ Master Fund is entitled to certain registration rights as set forth therein.

    Except as described or referred to above, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits

         1.  Joint Filing Agreement among the Reporting Persons.

         2. Convertible Subordinated Note Purchase Agreement, dated as of May 29, 1998, between Bolle Inc. and OZ Master Fund, Ltd.

                            SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 1999.


OZ MANAGEMENT, L.L.C.

By:  /s/ Daniel S. Och
--------------------------------
Name:   Daniel S. Och
Title:  Managing Member


OZ MASTER FUND, LTD.
By:  OZ MANAGEMENT, L.L.C.
     as Investment Manager

By:  /s/ Daniel S. Och
----------------------------------
Name:  Daniel S. Och
Title:  Managing Member


OCH-ZIFF CAPITAL MANAGEMENT, L.P.
By:  OCH-ZIFF ASSOCIATES, L.L.C.
     as General Partner

By:  /s/ Daniel S. Och
-----------------------------------
Name:    Daniel S. Och
Title:   Managing Member


OCH-ZIFF ASSOCIATES, L.L.C.

By:  /s/ Daniel S. Och
-----------------------------------
Name:    Daniel S. Och
Title:   Managing Member

                            Schedule I


    The following lists the name, business address, present principal occupation or employment, and citizenship of ((A) each executive officer of OZ Management, and (ii) each director and executive officer of OZ Master Fund.

Name, Citizenship                    Occupation/employment
& Business Address

A.  OZ Management, L.L.C.

Daniel S. Och                          Managing Member
U.S.A.
153 East 53rd Street
44th Floor
New York, NY 10022


B.  OZ Master Fund, Ltd.

Directors:

N.S. Nominees, Ltd.                    Director
Cayman

N.D. Nominees, Ltd.                    Director
Cayman

c/o International Management
    Services, Ltd.
Harbour Centre
P.O. Box 61
George Town
Grand Cayman, Cayman Islands


Executive Officers:

Goldman Sachs (Cayman)                 Secretary
U.K. Trust, Ltd.
Harbour Centre
P.O. Box 896
George Town
Grand Cayman, Cayman Islands

                          Schedule II-A


    The following lists the name, business address, present principal occupation or employment and citizenship of each director and executive officer of OZ Overseas Fund, Ltd.


Name                                   Occupation/employment
Citizenship
& Business Address

Directors:

Martin Lang                            Director
U.K.

Clive Harris                           Director
U.K.

c/o International Management
    Services, Ltd.
Harbour Centre
P.O. Box 61
George Town
Grand Cayman, Cayman Islands


Executive Officers:

Goldman Sachs (Cayman)                 Secretary
U.K. Trust, Ltd.
Harbour Centre
P.O. Box 896
George Town
Grand Cayman, Cayman Islands

                          Schedule II-B

    The following lists the name, business address, present principal occupation or employment and citizenship of each executive officer of (i) OZ Domestic Partners, L.P., (ii) OZ Advisors, L.L.C., the sole general partner of OZ Domestic Partners, L.P., and (iii) Och-Ziff Associates, L.L.C., the managing member of OZ Advisors, L.L.C.


Name, Citizenship                 Occupation/employment
& Business Address


A.  OZ Domestic Partners, L.P.


OZ Advisors, L.L.C. is General Partner.


B.  OZ Advisors, L.L.C.

Daniel S. Och                        Managing Member
U.S.A.
153 East 53rd Street
44th Floor
New York, NY 10022



C.  Och-Ziff Associates, L.L.C.

Daniel S. Och                                    Managing Member
U.S.A.
153 East 53rd Street
44th Floor
New York, NY 10022